Exhibit 99.1

Chaparral Steel Company and Gerdau Ameristeel Corporation Announce Approval from the Federal Cartel Office of the Federal Republic of Germany

Midlothian, Texas and Tampa, Florida – September 4, 2007– Chaparral Steel Company (NASDAQ: CHAP) and Gerdau Ameristeel Corporation (NYSE: GNA, TSX: GNA) today announced that they have received a letter dated September 3, 2007 from the Federal Cartel Office of the Federal Republic of Germany, clearing the transaction. The consummation of the merger remains subject to customary conditions, including adoption of the Agreement and Plan of Merger by Chaparral's stockholders.

About Chaparral

Chaparral Steel Company, headquartered in Midlothian, Texas, is the second largest producer of structural steel beams in North America.  Chaparral is also a supplier of steel bar products.  In addition, Chaparral is a leading North American recycling company.  Additional information may be found on Chaparral’s web site at www.chapusa.com.

For further information contact Cary D. Baetz at (972) 779-1032.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products.  Through its vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 52 downstream operations, Gerdau Ameristeel serves customers throughout North America.  The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing.  The common shares of Gerdau Ameristeel are traded on the New York Exchange and the Toronto Stock Exchange under the symbol GNA.

For further information, contact Barbara R. Smith at (813) 319-4324.

Additional Information and Where to Find It

In connection with the proposed transaction with Gerdau Ameristeel Corporation, Chaparral filed a definitive proxy statement with the Securities and Exchange Commission on Schedule 14A on August 10, 2007.  INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement and other documents filed by the Company at the Securities and Exchange Commission’s Web site at http://www.sec.gov.  The proxy statement and such other documents may also be obtained free of charge by directing such request to Chaparral Investor Relations, telephone (972) 779-1032 or on Chaparral’s web site at www.chapusa.com.

Participants in the Solicitation

Chaparral and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers and information concerning all of Chaparral’s participants in the solicitation are included in the proxy statement.  The proxy statement is available free of charge at the Securities and Exchange Commission’s Web Site at http://www.sec.gov and from Chaparral Investor Relations, telephone (972) 779-1032 or on Chaparral’s web site at www.chapusa.com.

Certain statements contained in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation, the highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by Chaparral and Gerdau Ameristeel and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in both Chaparral’s and Gerdau Ameristeel’s respective businesses; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; costs relative to competitors who have sought bankruptcy protection; the ability to fund pension plans; the deviation of actual results from estimates made in the preparation of Chaparral’s and Gerdau Ameristeel’s respective financial statements; the loss of key employees; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this press release are based on current information as of the date of this press release and neither Chaparral nor Gerdau Ameristeel undertakes any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.